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                              July 27, 2020

       Robert Machinist
       Chief Executive Officer
       Troika Media Group, Inc.
       101 S. La Brea Avenue
       Los Angeles, CA 90036

                                                        Re: Troika Media Group,
Inc.
                                                            Amendment No. 8 to
Draft Registration Statement on Form S-1
                                                            Submitted July 24,
2020
                                                            CIK No. 0001021096

       Dear Mr. Machinist:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1/A DRS filed July 24, 2020

       Selected Historical Consolidated Financial and Operating Data, page 7

   1. Refer to the Dilution table on page 32. We note that the 1 for 15 reverse stock split is to be effected prior to
the date of this prospectus. In a pre-filing amendment, please revise selected financial data
and any other disclosures of shares outstanding and per share amounts in the document
to reflect the reverse stock split retroactively.
 Robert Machinist
FirstName  LastNameRobert
Troika Media  Group, Inc. Machinist
Comapany
July       NameTroika Media Group, Inc.
     27, 2020
July 27,
Page  2 2020 Page 2
FirstName LastName
Financial Statements, page F-1

2. Please revise to retroactively reflect the 1 for 15 reverse stock split on the face of each of the relevant financial statements and throughout the notes to the financial statements.
         Please also have your auditors modify their audit report for the reverse stock split accordingly.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Elliot Lutzker